Exhibit 99.1

MICROMEM TECHNOLOGIES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 16, 2010

TO THE SHAREHOLDERS OF
MICROMEM TECHNOLOGIES INC.

Take notice that the Annual Meeting of Shareholders of Micromem Technologies Inc. (the “Company”) will be held at the Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3 at the hour of 10:00 A.M. (Eastern time) on Friday, September 24, 2010, for the following purposes:

1.	to place before the Meeting the financial statements for the fiscal year of the Company ended October 31, 2009 together with the auditors’ report thereon;

2.	to elect Directors for the ensuing year;

3.	to appoint the auditors for the ensuing year and authorize the Directors to fix their remuneration;

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Directors have fixed the close of business on August 26, 2010 as the record date for determining shareholders who are entitled to attend and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it to the transfer agent. To be valid, proxies must be received at the office of Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than Wednesday, September 22, 2010 at 10:00 a.m. (Eastern time), or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy.

DATED at Toronto, Ontario this 16th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Fuda (signed)
President, C.E.O. and Director

MICROMEM TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Circular is furnished in connection with a solicitation of proxies being made by the management of Micromem Technologies Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company to be held at the date, place and time and for the purposes set forth in the Notice of Meeting accompanying this Circular and at any adjournment thereof (the “Meeting”).

Except as otherwise stated, the information provided in this Circular is given as of August 16, 2010.

APPOINTMENT OF PROXY

The persons named in the accompanying form of proxy are Directors and officers of the Company. A shareholder has the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out said printed names and inserting the name of his or her chosen proxyholder in the blank space provided for that purposes in the form of proxy.

The common shares represented by proxy will be voted or withheld from voting or voted for or against in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will voted accordingly.

DEPOSIT OF PROXY

To be valid, proxies must be deposited at the office of Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern time) on Wednesday, September 22, 2010, or if the meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

REVOCATION OF PROXY

Any shareholder giving a proxy to attend and vote at the Meeting has the right to revoke the proxy:

(a)	by depositing in writing executed by such shareholder or by his or her attorney authorized in writing:

i.

at the registered office of the Company c/o 777 Bay Street, Suite 1910 Toronto, Ontario M5G 2E4 at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or

	ii.	with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or

(b)	in any other manner permitted by law.

A proxy is valid only with respect to the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own common shares, as a substantial number of persons do not hold common shares in their own name. Shareholders who hold common shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP, TSFA or similar plan) or who otherwise do not hold the common shares in their own name should note that only proxies deposited by persons whose names appear on the record of the Company may be recognized and acted upon at the Meeting. Common shares held through intermediaries by shareholders who have not received the Meeting materials directly from the Company or Equity Transfer & Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those common shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the common shares held by them. The Directors and officers of the Company do not know for whose benefit the common shares registered in the name of the intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of common shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their common shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)

a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned common shares should properly completed the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)

more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the common shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

METHOD OF SOLICITATION

The solicitation of proxies by the Company will be made primarily by mail, but may also be carried out by officers and employees of the Company. The cost of the solicitation of proxies will be borne by the Company.

VOTING SHARES

As of the close of business on August 16, 2010, there were 93,607,204 outstanding common shares entitled to be voted at the Meeting. Each holder of common shares as of the record date of August 26, 2010 is entitled to vote at the Meeting. Each shareholder is entitled to one vote with respect to each common share held.

VOTE REQUIRED

The resolutions to be presented at the Meeting for the election of Directors and the appointment of an auditor are ordinary resolutions requiring the favourable vote of a majority of the common shares represented and voting in person or by proxy on such resolutions at the Meeting.

PROXY VOTING

In the case of voting in respect of the election of Directors and the appointment of an auditor, common shares represented by an effective proxy given by any shareholder in the form provided will be voted or withheld from voting in accordance with the instructions specified therein and, where no choice is specified, will be voted FOR the nominees for Directors, FOR appointment of Collins Barrow Toronto LLP Licensed Public Accountant as auditors.

The form of proxy confers discretionary power in respect of amendments or variations to matters identified in the notice of meeting and other matters that may properly come before the Meeting. At the date of this circular, there were no amendments or variations to such matters or any other matters to come before the Meeting known to the Board of Directors.

The Shareholders will also receive the Company’s annual consolidated financial statements for the fiscal year ended October 31, 2009, and the auditors’ report thereon.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Directors and executive officers of the Company, as August 16, 2010, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding voting shares.

MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Company provide for a minimum of one Director and a maximum of ten Directors, as determined by the Board of Directors. The proposed number of Directors to be elected at the Meeting is eight. The board of directors recommends a vote “for” the election of each of its proposed nominees to serve on the Company’s board of directors until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated in the table below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the common shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table states the names of the persons nominated by management for election as Directors, their province/state of residency, current principal occupation, business or employment and the same for the previous five years unless disclosed in a information circular previously provided to shareholders, and the number of shares of the Company beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of August 16, 2010. If elected, the term of office as Director for each nominee will expire at the next annual shareholders’ meeting. The information as to shares beneficially owned or controlled has been furnished by each of the management nominees:

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Joseph Fuda Ontario, Canada (February 2002)	President and Chief Executive Officer of the Company, President of Echo Power Generation Inc. and Vice President and director of Echo Energy Canada Inc. (TSXV)	191,500(1) /0.21%
Salvatore Fuda Ontario, Canada (January 1992)	Chairman of the Company and Chairman of Leader Capital Corp. (a private corporation)	2,071,419(2) / 2.21%
Andrew Brandt(3),(4) Ontario, Canada (June 2000)	Retired as Chair and Chief Executive Officer of the Liquor Control Board of Ontario in February 2006.	110,000 / 0.12%
David Sharpless(3),(5) Ontario, Canada (March 2001)	Vice-Chairman of HKMB Hub International Limited	100,000 / 0.11%

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Steven Van Fleet New York, U.S.A. (March 2002)	Business Development Manager of the Company; President of Micromem Applied Sensor Technologies Inc.	– / –
Larry Blue ),(4) )(5) Maryland, U.S.A. (November 2005)	Vice-President and General Manager, Multek Inc., a subsidiary of Flextronics.	200,000 / 0.21%
Oliver Nepomuceno(3),(4) Lugano, Switzerland (June 2006)	Investment banker for Intel Trust S.A., a Swiss investment company located in Lugano, Switzerland.	953,572 / 1.02%
Alex Dey Ontario, Canada (September, 2010)	Retired since August 1, 2004. Prior to August 1, 2004, Mr. Dey was the sole proprietor of Alex Dey, Chartered Accountant. He is currently President of a private company that provides accounting and tax services.	– / –

Notes:

(1)	177,220 of these common shares are indirectly held by a family member of Joseph Fuda.
(2)	1,215,000 of these common shares are indirectly held by a corporation.
(3)	Member of the Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of the Disclosure Committee

APPOINTMENT OF AUDITORS

The auditor of the Company is currently Collins Barrow Toronto LLP, Chartered Accountants of Toronto, Canada (“Collins Barrow”). Collins Barrow was appointed as the auditors of the Company on June 30, 2009. The Audit Committee meets on a regular basis and conducts periodic reviews of all professional services. After such review, the Board recommends the reappointment of Collins Barrow Toronto, LLP, Licensed Public Accountants as the Company’s independent auditors to hold office until the next annual meeting of shareholders.

The board of directors recommends a vote “for” the appointment of Collins Barrow as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Collins Barrow as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company, or until its successor is appointed, and the authorization of the board of directors of the Company to fix the remuneration of the auditor of the Company.

OTHER MATTERS

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION AND RELATED MATTERS OVERVIEW:

In accordance with Form 51-102F6, Statement of Executive Compensation, the Company provides the following summary observations and the additional commentaries as set out in the following sections of this Circular:

  The Company’s Compensation Committee has the responsibility to decide on all compensation-related matters and to make their recommendations to the Board of Directors.

  Stock option awards are typically determined on an annual basis for directors, officers and employees. All stock option awards are determined by the Compensation Committee in consultation with management. The related cost of the stock option awards is calculated in accordance with the Black Scholes option-pricing model. Stock option awards are typically for a 5 year period and are fully vested at the date of issue. The issue price is set at the market price on the date of issue or at higher than market price.

  The Company has no pension plans in place.

  There are no long-term contracts with stipulated benefits that would arise in a change of control scenario.

  Directors receive no cash compensation for services provided as directors of the Company. On an annual basis, directors are awarded stock options.

  Four executive officers receive compensation from the Company under the terms of contracts that have been approved by the Compensation Committee. These contracts expire in 2010 – 2011. The Chairman’s compensation includes an incentive-based formula. The other executive officers are entitled to discretionary performance bonuses on an annual basis as determined by the Compensation Committee.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for the three fiscal years ended October 31, 2009, 2008 and 2007 for the Chief Executive Officer, Chief Financial Officer and those most highly compensated Executive Officers of the Company whose total salary and bonus exceeded $150,000 (hereinafter referred to as “Named Executive Officers”).

					Non-equity incentive
					plan compensation
			Share-	Option-		Long-
Name and			based	based	Annual	term		All other	Total
Principal	Fiscal	Salary	awards	awards	incentive	incentive	Pension	Compensation	Compensation
Position	Year	(US$)	($)	($)	plans	Plans	value ($)	(US$)	($)
Joseph Fuda,	2009	137,762	-	145,214	22,508	-	-	-	305,484
CEO (2)	2008	111,499	-	95,884	-	-	-	-	207,383
	2007	73,396	-	-	50,070	-	-	-	123,466
Salvatore Fuda,	2009	129,149	-	145,214	-	-	-	-	274,363
Chairman (3)	2008	416,171	-	-	-	-	-	-	416,171
	2007	309,232	-	-	-	-	-	-	309,232
Dan Amadori,	2009	132,279	-	145,214	22,508	-	-	-	300,001
CFO (4)	2008	120,382	-	95,884	-	-	-	-	216,266
	2007	73,396	-	-	50,070	-	-	-	123,466
Steven Van	2009	198,000	-	145,214	-	-	-	-	343,214
Fleet, Business	2008	140,837	-	575,305	-	-	-	-	716,142
Development	2007	-	-	82,985	-	-	-	-	82,985
Manager (1)(5)

Notes:

(1)

Steven Van Fleet has served as a director of the Company for 8 years and has been the President of the Company’s wholly-owned U.S. subsidiary, Micromem Applied Sensor Technologies, Inc., since its inception in 2008.

(2)	Joseph Fuda was awarded 150,000 options in 2009 and 100,000 options in 2008.
(3)	Salvatore Fuda was awarded 150,000 options in 2009.
(4)	Dan Amadori was awarded 150,000 options in 2009 and 100,000 options in 2008.
(5)	Steven Van Fleet was awarded 150,000 options in 2009, 600,000 options in 2008 and 350,000 options in 2007.

Option Grants during the Most Recently Completed Financial Year

The following options were granted to the Named Executive Officers pursuant to the Company’s Stock Option Plan during 2009.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table shows the aggregate options exercised by Named Executive Officers during the Company’s most recently completed financial year and the financial year-end aggregate value of unexercised options.

Name	Securities	Aggregate Value	Unexercised Options/SARs at	Value of Unexercised in-
	Acquired on	Realized (US$)	Financial Year End (#)	the-money Options/SARs
	Exercise(#)		Exercisable/Unexercisable	at Financial Year End
				(US$)(1)
				Exercisable/Unexercisable
Salvatore Fuda	1,180,000	$767,000	1,150,000 / –(2)	– / –(2)
Dan Amadori	22,801	$16,416	827,199 / –(2)	– / –(2)

Notes:

(1)	The closing price of the common shares at October 31, 2009 was $0.75.
(2)	Exercisable and unexercisable stock options.

EMPLOYMENT CONTRACTS

Salvatore Fuda

Salvatore Fuda has been engaged by the Company to provide certain management services and to serve as Chairman of the board of directors in exchange for compensation based on a percentage of the increase of the market capitalization on a year-over-year basis and subject to a minimum annual compensation amount of (Cdn.)$150,000. Under the terms of his employment agreement, the Company has the option of either paying Mr. Fuda in cash or issuing common shares, provided that the cumulative maximum number of shares that can be issued under the agreement is 2,000,000. In 2009, the Company paid Mr. Fuda (CDN)$150,000 for his services. Mr. Fuda received 150,000 stock options during 2009.

Joseph Fuda

Joseph Fuda was appointed as the Company’s Chief Executive Officer on February 13, 2002. He was paid compensation of (US)$137,762 during the 2009 fiscal year. He received 150,000 stock options during 2009. He is currently engaged by the Company to provide management services under a two year contract from May 2008 – 2010. In May 2010, the Compensation Committee extended the contract through December 2010 on the same terms and conditions. The contract stipulates an annual base amount of remuneration of (CDN) $160,000 for his services.

Dan Amadori

Dan Amadori was appointed Chief Financial Officer of the Company on June 29, 2004. During 2009, he received aggregate compensation of (US)$132,279 for such services. Mr. Amadori received 150,000 stock options during 2009. He is currently engaged through his company, Lamerac Financial Corp. by the Company to provide management services under a two year contract from May 2008 – 2010. In May 2010 the Compensation Committee extended the contract through December 2010 on the same terms and conditions. The contract stipulates an annual base amount of remuneration of (CDN) $150,000 for his services.

Steven Van Fleet

Steven Van Fleet has been engaged to provide management services as President of Micromem Applied Sensor Technologies Inc. under a three year contract from May 2008 – 2011. The contract stipulates an annual base amount of remuneration of $180,000 for his services. He received 150,000 stock options during 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information in the following table regarding the Company’s Stock Option Plan is as of October 31, 2009.

Number of securities
	Number of securities to		remaining available for
	be issued upon exercise	Weighted-average	future issuance under
	of outstanding options,	exercise price of	equity compensation
	warrants and rights	outstanding options,	plans (excluding securities
Plan Category	(a)	warrants and rights	reflected in column (b)
Equity Compensation Plans approved by securityholders	10,022,199	$0.89	5,527,801
Total	10,022,199	$0.89	5,527,801

Option Plan

The purpose of the Stock Option Plan is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation. As at October 31, 2009, there were options outstanding under the Stock Option Plan to purchase 10,022,199 common shares representing 11% of the issued and outstanding common shares of the Company.

Historically, options are granted under the Stock Option Plan to employees, officers and Directors of the Company as determined by the Board of Directors. Effective March 26, 2008, the Board of Directors established the Compensation Committee. All future decisions in respect of the Stock Option Plan will be made by the Compensation Committee and will be subject to approval by the Board of Directors of the Company.

Under the Stock Option Plan, options are granted at not less than the closing price of the common shares on the day before the date of grant. Options may be issued with vesting provisions as determined at the time of grant. The expiry date for options granted under the Stock Option Plan can be any time up to ten years from the date of grant. Options cannot be transferred or assigned by a participant.

Options expire under the Stock Option Plan on the earliest of (i) on the day following termination of employment for unvested options and for vested options, three months following the day of voluntary termination of employment by a participant (other than for just cause or by reason of death or disability), unless otherwise extended provided the extension cannot be beyond the earlier of the option termination date or three years, (ii) immediately upon termination by the Company or a subsidiary of employment for just cause, (iii) upon disability unless extended which extension cannot be beyond the option termination date, and (iv) one year following the death of a participant for options vested and that vest within that period, or (v) the option termination date.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Stock Option Plan to amend or terminate the Stock Option Plan at any time, provided, however, that any such amendment or termination shall not materially adversely affect the rights of a participant.

COMPENSATION OF DIRECTORS

The amount and form of Director compensation is reviewed periodically by the Board of Directors. The Directors do not currently receive cash compensation from the Company for their participation on the Board of Directors or as a member of a Committee. The Company does, from time to time, grant options to its Directors to purchase common shares of the Company which options are granted pursuant to the Company’s Stock Option Plan. Such options are offered to Directors at prices that are equal to or above the market price for the common shares at the date that the options are granted.

During 2009, the Company granted Stock Options to Directors pursuant to the Stock Option Plan as follows:

Name	Number of Options	Exercise Price	Expiry Date

Salvatore Fuda	150,000	$1.00	August 25, 2014
Joseph Fuda	150,000	$1.00	August 25, 2014
Steven Van Fleet	150,000	$1.00	August 25, 2014
David Sharpless	110,000	$1.00	August 25, 2014
Larry Blue	110,000	$1.00	August 25, 2014
Oliver Nepomuceno	100,000	$1.00	August 25, 2014
Andrew Brandt	110,000	$1.00	August 25, 2014

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or senior officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or senior officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the Directors.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, no proposed nominee for election as a Director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company and its subsidiaries have Directors and Officers liability insurance providing a total of $2,000,000 coverage for both Directors and officers as a group. The Company indemnifies, subject to applicable law, all Directors and officers and is liable in respect of Directors and officers for the $150,000 deductible. Premium payments totalling $55,620 were made by the Company for the period December 31, 2009 to December 31, 2010.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives. The independent directors, when necessary, hold in-camera sessions exclusive of non-independent directors and members of management which facilitates open and candid discussion amongst the independent directors and a degree of independent supervision over management.

Four of the seven members of the Board are independent as defined in National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”). The independent directors are Andrew Brandt, Larry Blue, Oliver Nepomuceno and David Sharpless. Three of the seven members of the Board are not independent, those being Joseph Fuda, Salvatore Fuda and Steven Van Fleet. Joseph Fuda and Salvatore Fuda are not independent as a result of their being members of the Company’s management and Steven Van Fleet is not independent because he serves as President of the Company’s wholly-owned subsidiary, Micromem Applied Sensor Technologies Inc..

The Board of Directors has recently established a Governance Committee and will shortly be appointing Directors to be members of the committee. The committee was formed for the purpose of providing the Board with recommendations relating to the corporate governance in general as well as to oversee compliance with policies associated with the best practices and published guidelines of applicable stock exchanges and securities regulatory bodies. The Governance Committee Charter is attached as Schedule “A” to this Circular.

Directorships

The following members of the Board of Directors are also directors of other reporting issuers:

Joseph Fuda	-	Echo Energy Canada Inc. (TSX Venture)

Andrew Brandt	-	Echo Energy Canada Inc. (TSX Venture)

David Sharpless	-	Copernican International Financial Split Corp. (TSX)
Copernican World Banks Split Inc. (TSX)
TrustMark Auto Group, Inc. (CNQ)

Orientation and Continuing Education

The Company does not have an orientation and education program in place for new board members. New board members will participate in such training and orientation as may be deemed by the Board to be necessary or appropriate in the circumstances.

Audit Committee

The Audit Committee is currently composed of three directors: David Sharpless (Chair), Oliver Nepomuceno and Andrew Brandt. All three members of the audit committee are independent and financially literate as defined in NI 52-110.

David Sharpless (Chair) –	Mr. Sharpless acted as legal counsel for a number of private and public companies and currently serves on the board of 4 publicly listed companies. Mr. Sharpless also serves as the Chair of the Disclosure Committee.
Oliver Nepomuceno –	Mr. Nepomuceno is an investment banker located in Switzerland and has participated in a variety of transactions in various global jurisdictions. He has acted on behalf of a number of private and public companies. Mr. Nepomuceno also serves on the Compensation Committee.
Andrew Brandt –	Mr Brandt served as the Chair and Chief Executive Officer of the Liquor Control Board of Ontario (LCBO) from 1991 to 2006 with annual sales of more than $3.3billion. Mr. Brandt entered Canadian politics in 1971, serving on the Council of the City of Sarnia for almost a decade including 3 terms as mayor and in 1985 became Minister of Industry and Trade in 1985. Mr. Brandt currently serves on the board of 2 public companies. Mr. Brandt also serves on the Compensation Committee.

The Audit Committee acts on behalf of the Board in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company. This Committee is also responsible for assuring that the Company’s financial statement accurately portray the financial position of the Company and the results of its operations. It reviews other matters relating to the financial position of the Company and the results of its operations. As the Committee sees fit and recommends the appointment, change or reappointment of the external auditor. It also reviews and approves the non-audit services provided by the external auditor. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor. The Audit Committee had four official meetings and met informally on several other occasions during 2009.

The Audit committee meets annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. The audit committee also reviews the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time. The Audit Committee Charter is attached as Schedule “B” to this Circular.

Fees Paid to Auditors

The following sets out fees paid to Collins Barrow in 2009 and the predecessor auditors Schwartz Levitsky Feldman LLP “SLF” in the 2008 and 2007 fiscal years. All amounts given are in Canadian Dollars.

	2009	2008	2007
Audit Fees (1):	$134,000	$105,000	$70,000

Tax Fees (2):		$45,000	-
All Other Fees (3):		$10,000	$5,000
Total:	$134,000	$160,000	$75,000

(1)	Audit Fees refer to Sarbanes Oxley audit and financial audit
(2)	Tax Fees refer to Federal and Provincial annual tax filing fees
(3)	All Other Fees refer to professional services in connection with required securities filings

The Audit Committee determined that the provision of the non-audit services (comprised primarily of services provided to the Company in connection with the preparation and filing with the U.S. Securities and Exchange Commission a Registration Statement on Form S-8) described above did not compromise the independence of SLF for purposes of performing audit services for the Company in 2007 - 2008.

Disclosure Committee

The Disclosure Committee is currently composed of two Directors: David Sharpless and Larry Blue. This Committee works in concert with the Chief Information Officer and the Chief Financial Officer and is primarily responsible for ensuring compliance with the Company’s disclosure policy as the same applies to all public disclosures and statements made by or about the Company. The Disclosure Committee works closely with the Audit Committee with respect to all financial disclosure made by the Company. The Disclosure Committee meets on an as required basis. In addition to the scheduled meetings the committee meets if and when an issue pertaining to disclosure is required. The Disclosure Committee Charter is attached as Schedule “C” to this Circular.

Compensation Committee

The Compensation Committee is currently composed of three Directors: Oliver Nepomuceno, Andrew Brandt and Larry Blue. The Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is competitive to retain executive management and other key personnel. The Committee also provides recommendations to the Board of Directors regarding the Company’s Stock Option Plan. The Compensation Committee was formed by the Board of Directors on March 26, 2008. The Compensation Committee met several times during 2009. The Committee makes its recommendation pertaining to compensation based on competitive market rates that exist in similar industries and companies both private and public. The Compensation Committee Charter is attached as Schedule “D” to this Circular.

Nomination of Directors

The Company does not presently have a Nominations Committee. The Board, as a whole, reviews the size of the Board of Directors to ensure the facilitation of effective decision making. Where changes to the composition of the Board are deemed to be beneficial to the Board as a whole, the Board will collectively identify, put forward suitable candidates or consider nominees, if any, recommended by shareholders.

Other Board Committees

- A Governance Committee has recently been established and the Board of Directors will shortly be appointing directors to be members of the committee.

Assessments

In view of the size and current state of the Company’s development and the number of directors on the Board, the Board has not felt it necessary at the present time to adopt a formal process to assess Board, committee and individual director effectiveness. In view of the frequency of both formal and informal Board meetings during the course of the year there is ample opportunity for each director to assess the effectiveness of all other directors. The Company is not proposing to adopt a formal process for assessment at the present time.

Ethical Conduct

The company ensures that all employees, executives and Board members conduct their actions in an ethical manner by enforcing the existing corporate governance policies and charters described hereto. In the event there is a need to implement additional corporate governance policies the company will assess the need to enact the appropriate policy and oversee the implementation and enforcement of that policy.

ADDITIONAL INFORMATION

The Company’s approach regarding the disclosure of information is in compliance with the requirement of the applicable securities authorities. As a reporting issuer subject to the certain securities legislations various jurisdictions, the Company is required to file financial statements, information circular and certain other materials with various securities regulators.

It is the policy of the Company to be receptive to shareholder comments or questions in any form. Also, the Company will promptly provide answers to shareholder inquiries, while being guided by legal requirements with respect to confidentiality and disclosure policies.

Additional information relating to the Company for the fiscal year ended October 31, 2009, is filed with Canadian securities administrators. Financial information is provided in the Company’s consolidated financial statements and related Management’s Discussion and Analysis (“MD&A”) for 2009. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of the Company’s financial statements and MD&A may also be accessed at www.micromeminc.com and obtained by any person without charge by writing to the Company to the attention of its Chief Information Officer, 777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Proxy Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario this 16th day of August, 2010.

MICROMEM TECHNOLOGIES INC.

Joseph Fuda (Signed)
Chief Executive Officer and President

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SCHEDULE “A”

CHARTER OF THE CORPORATE GOVERNANCE COMMITTEE OF
THE BOARD OF DIRECTORS
OF
MICROMEM TECHNOLOGIES INC.

1.	General

The Board of Directors of the Company has established a Governance Committee (the “Committee”) for purpose of providing the Board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the Board in respect of the management of the Company, (b) Board size and composition, including the candidate selection process and the orientation of new members, (c) the relationship and interaction of the Board and management, and (d) the consideration and implementation of such procedures as many be necessary of allow the Board to function independently of management. The Committee will also oversee compliance with policies associated with the efficient system of corporate governance, having regard to best practices and published guidelines of the Toronto Stock Exchange, the CNSX, the Ontario Securities Commission, the OTCBB and such other regulatory bodies as may from time to time be applicable. The Committee will endeavour to stay abreast of legal and regulatory developments in the field of corporate governance with a view to being able to provide timely advice to the Board about such developments, including recommendations for the revision of existing committee mandates of the addition of new committees, to ensure the Board remains proactive in discharging its legal duties.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. The Committee will have an appropriate representation of independent directors as required and defined by law and all regulatory orders and exemption orders issued in respect of the Company by applicable securities regulatory authorities.

The Chief Executive Officer (“CEO”) of the Company and, to the extent the Chairman of the Board is not otherwise a member of the Committee, the Chairman, and all other directors who are not members of the Committee may attend all meetings of the Committee in an ex officio capacity and will not vote. The CEO shall not attend in camera sessions.

3.	Duties

The Committee will have the following duties:

a)	The Committee will review and make recommendations to the Board respecting:

  corporate governance in general and regarding the Board’s stewardship role in the management of the Company, including defining the roles and responsibilities of directors and recommending appropriate policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

  the size and composition of the Board (including with reference to applicable rules, regulations or guidelines promulgated by regulatory authorities related to corporate governance; whether any compensation committee interlocks exist; general responsibilities and functions of the Board and its members, including position descriptions for the CEO and the Chairman; the organization and responsibilities of Board committees; and the procedures for effective Board meetings to ensure that the Board functions independently of management and without conflicts of interest;

  the long term plan for the composition of the Board of directors that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Company. This plan will include: (i) a written outline describing the desired qualifications, demographics, skills and experience for potential directors, (ii) the appropriate rotation of directors on Board committees, (iii) an interview process for potential candidates for Board membership, and (iv) a list of future candidates for Board membership;

  when required, a candidate for appointment of the office of Chairman of the Board;

  annually, in consultation with the Chairman of the Board and the CEO, the Board nominees for election as members of the Board, and for those individuals it has identified as qualified to become new members of the Board, to conduct background checks in respect of such individuals;

  as required, candidates to fill any Board or Committee vacancies, at appropriate intervals, the scope, duties and responsibilities of each committee of the Board, and where advisable, any amendments to the charters of such committees, as well as the establishment or disbanding of Board committees and change to their composition, including the Chair there of;

  considering appropriate levels and scope of coverage of director and officers liability insurance coverage; and

  the framework for delegating authority from the Board to management.

b)	The Committee will review, approve and report to the Board on:

  the orientation process for new directors and plans for the ongoing development of existing Board members;

  the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board, its committee and its members;

  annually, in conjunction with the Chairman of the Board, the performance evaluation of individual directors, the Board as a whole, and committees of the Board;

  together with the Chairman of the Board (where appropriate), concerns of individual directors about matters that are not readily or easily discussed at full Board meetings, to ensure the Board can operate independently of management; and

  the corporate governance disclosure section in the Company’s annual report, and any other corporate governance matters as required by public disclosure requirements.

c)	The Committee will oversee compliance with the Company’s Employee Code of Conduct by officers of the Company; authorize any waiver granted in connection with this policy; and confirm with management the appropriate disclosure of any such waiver.

d)	The Committee will oversee compliance by members of the Board with the Company’s Board Code of Conduct (the “Board Code”); monitor compliance by Directors; authorize any waiver granted in connection with this policy; and oversee the appropriate disclosure of any such waiver.

e)	The Committee will oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

4.	Chair

The Board will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings, but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made of power exercised.

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5.	Meetings

The Committee will meet at the request of its Chair, but in any event it will meet at least two times per year to consider matters referred to it by the Board. Notices calling meetings will be sent to all Committee members, to the CEO of the Company, the Chairman of the Board and all other directors.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies on the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.	Experts and Advisors

The Committee may retain or appoint, at the Company’s expense, and with the approval of the Board, an outside advisor or expert, as it deems necessary to carry out its duties. The Committee will receive and consider all such requests for the retention of outside advisors and experts from an individual director, the Board, and all of its committees (except for the Audit Committee, which will notify the Committee of its actions in this regard).

9.	Secretary and Minutes

The secretary of the Company or such other person as may be appointed by the Chair of the Committee will act as secretary of the Committee. The minutes of the Committee will be in writing and duly entered into the books of the Company, and will be circulated to all members of the Board.

10.	Complaints Procedure

The Committee will establish a procedure for the receipt, retention and follow-up of complaints of all members of the Board.

Approved by the Governance Committee

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SCHEDULE “B”

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
MICROMEM TECHNOLOGIES INC.

STATEMENT OF POLICY

The primary focus of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in its general oversight of the Corporation’s financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Corporation’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Committee serves a board level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with the auditors and the experience of the members in business, financial and accounting matters.

ORGANIZATION

Audit Committee members shall meet the requirements of the exchange(s) upon which the Corporation is listed as well as all governing regulatory bodies. The Committee shall comprise three or more Directors as determined by the Board of Directors, a majority of whom shall be independent non-management Directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate. The Committee members shall be appointed by the Board of Directors. The Board of Directors shall designate the Chairman of the Committee annually. The Corporation relies on certain exemptions from the requirement that all members of the audit committee be independent set forth in National Instrument 52-110 to the extent that one or more members of the audit committee are not independent.

MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. At least one meeting (or more frequently as appropriate) should be with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. Meetings may be held in person in or by telephone conference. The Committee shall report on a regular basis its activities to the Board and shall make such recommendations to the Board as it deems appropriate.

RESPONSIBILITIES AND PROCESSES

The primary responsibility of the Audit Committee is to oversee the Corporation’s financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee should take the appropriate actions to set the overall corporate example for quality financial reporting, sound business risk practices and ethical behaviour.

The Committee is not expected to audit the Corporation, to define the scope of the audit, to control the Corporation’s accounting practices, or define the standards to be used in preparing the Corporation’s financial statements. Corporation management is responsible for preparing the financial statements and the independent auditors are responsible for auditing those statements.

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement or deviate from them as appropriate. The Committee shall:

1.	Evaluate, review and recommend to the Board the selection (or, where appropriate, replacement) of the Corporation’s independent auditors, subject to approval by the Corporation’s shareholders.

2.	Provide guidance to, and receive reports from, the Corporation’s independent auditors and financial management.

3.

Review the interim financial statements and earnings release (if any) with management, prior to releasing the same to the public. The Chairperson (or other Committee delegate) may represent the entire Committee for purposes of review with management and the independent auditors.

4.	Discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

5.

Review with management and the independent auditors the financial statements as required in Canadian jurisdictions where the Corporation is a reporting issuer and provide judgments about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosure in the financial statements.

6.

Meet annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. Review the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time.

7.

Discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Corporation’s system to monitor and manage business risk, as well as legal and ethical compliance programs.

8.	Evaluate the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

9.	Consult with management in an effort to resolve areas of questionable performance or deficiencies in structure or personnel.

10.	Discuss with the independent auditors the auditors’ independence from management and the Corporation.

11.	Review this Charter annually and recommend to the Board appropriate changes to it.

Approved by the Audit Committee

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SCHEDULE “C”

CHARTER OF THE DISCLOSURE COMMITTEE OF
THE BOARD OF DIRECTORS
OF
MICROMEM TECHNOLOGIES INC.

1.	Purpose of this Policy

The board of directors (the “Board”) of Micromem Technologies Inc. (the “Company”) has adopted this Corporate Disclosure Policy (the “Policy”) to ensure that the Company’s communications with the investment community, the media and the general public are: (i) timely, factual and accurate; and (ii) broadly disseminated in accordance with all applicable legal and regulatory requirements.

It is fundamental that everyone investing in securities of the Company has equal access to information that may affect their investment decisions. All Company Personnel (as hereinafter defined) are required to make the Disclosure Committee (as hereinafter defined) aware of any circumstances or events that could reasonably be considered to be “material information” in the context of this Policy.

The Policy confirms in writing the Company’s existing disclosure policies and practices. Its goal is to raise awareness of the Company’s approach to disclosure among Company Personnel.

2.	Application of the Policy

The Policy applies to all directors, officers, employees and contractors of the Company and its subsidiaries (who are collectively referred to as “Company Personnel”).

The Policy covers all disclosure in documents filed with securities regulators, financial and non-financial disclosure, including management’s discussion and analysis (“MD&A”) and written statements made in the Company’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company’s website and other electronic communications. It extends to oral statements in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, press conferences and conference calls.

3.	Disclosure Committee

The Company has established a committee responsible for all regulatory disclosure requirements and for overseeing the Company’s disclosure practices (the “Disclosure Committee”). The Disclosure Committee shall be composed of two independent Directors working in conjunction with the Chief Information Officer (the “CIO”) and the Chief Financial Officer (the “CFO”) of the Company.

The Disclosure Committee is responsible for:

(a)	developing and implementing the Policy;
(b)	monitoring the effectiveness of and compliance with the Policy;
(c)	educating Company Personnel about disclosure issues and the Policy;
(d)	reviewing and authorizing disclosure (including electronic, written and oral disclosure) in advance of its public release; and
(e)	monitoring the Company’s website.

The Disclosure Committee is also responsible for:

(a)	reviewing and updating, if necessary, the Policy annually or as needed to ensure compliance with changing regulatory requirements;
(b)	ensuring appropriate systems, processes and controls for disclosure;
(c)	reviewing all news releases and core disclosure documents prior to their release or filing, including the Company’s MD&A; and
(d)	ensuring that Company spokespersons receive adequate training.

It is essential that the Disclosure Committee be kept fully apprised of all pending material Company developments in order to evaluate and discuss those events to determine the appropriateness and timing for public release of information. The Disclosure Committee will meet quarterly or as conditions dictate.

In discharging it duties, the Disclosure Committee shall have full access to all books, records, facilities and personnel. In addition, in discharging its duties, the Disclosure Committee shall seek and obtain all such advice from the Company’s external legal counsel and auditors as is appropriate from time to time.

4.	Disclosure Controls and Procedures

The Disclosure Committee will, in consultation with the Audit Committee of the Company, be responsible for undertaking the following matters:

(a)	reviewing the annual and interim filings (as these terms are defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Company;

(b)

ensuring that the annual and interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the annual and interim filings;

(c)

ensuring that the annual and interim financial statements together with the other financial information included in the annual and interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the periods presented in the annual and interim filings; and

(d)	establishing and maintaining disclosure controls and procedures for the Company, and:

(i)

designing such disclosure controls and procedures, or causing them to be designed under the Disclosure Committee’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Disclosure Committee by others within those entities, particularly during the period in which the annual and interim filings are being prepared; and

(ii)

 evaluating the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in the annual MD&A conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5.	Authorized Company Spokespersons

Those authorized to speak on behalf of the Company to the investment community, regulators and the media is limited to the following persons: the President and Chief Executive Officer, Chief Financial Officer and the Chairman of the Board. Such persons are knowledgeable about the Company’s disclosure record and aware of analysts’ reports relating to the Company.

Everyone in the Company should know whom the Company spokespersons are and refer all inquiries from analysts, investors and the media to them. Having a limited number of company spokespersons should help to reduce the risk of:

(a)	unauthorized disclosures;

(b)	inconsistent statements by different people in the Company; and

(c)	statements that are inconsistent with the public disclosure record of the Company.

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More specifically, employees who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson.

Statements made by Company Personnel who are not formally designated by the Company as a Company spokesperson may nonetheless be viewed as being made on behalf of the Company. Therefore, all Company Personnel should familiarize themselves with this Policy and take care to comply with it, to ensure that they do not inadvertently cause the Company, as well as themselves, to run afoul of the law.

6.	Audit Committee Review of Certain Disclosure

The Audit Committee will review the following disclosures in advance of their public release by the Company:

(a)	the Company’s financial statements, MD&A and annual and interim earnings news releases;

(b)	earnings guidance;

(c)	news releases containing financial information based on the Company’s financial statements prior to the release of such statements; and

(d)

the contents of all other major disclosure documents, including the Company’s annual report, quarterly reports to shareholders, annual information form (where applicable), and management information circular.

The Board of Directors will be provided an advance copy of all news releases prior to release to the public.

The Company will indicate at the time such information is publicly released whether the Audit Committee has reviewed the disclosure.

Where applicable, the Company will issue its earnings news release concurrently with the filing of its quarterly or annual financial statements.

7.	Disclosure Record

The Chief Information Officer will make reasonable best efforts to maintain a 5-year record of all public information about the Company, including continuous disclosure documents, news releases, analysts’ reports, transcripts or tape recordings of conference calls, notes from meetings and telephone conversations with analysts and investors.

8.	Material Changes

	(a)	Timely Disclosure Requirements

The Company is required by law to immediately disclose a “material change” in its business. A material change is: (i) a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company; or (ii) a decision to implement a change referred to in (i) made by the Board or other persons acting in a similar capacity or by senior management of the Company who believe that confirmation of the decision by the Board or such other persons acting in a similar capacity is probable. The Company must disclose a material change by issuing and filing a news release describing the change. The Company must also file a material change report as soon as practicable, and no later than 10 days after the change occurs.

Announcements of material changes should be factual and balanced. Unfavourable news must be disclosed just as promptly and completely as favourable news. If the Company discloses positive news but withholds negative news, the Company could find its disclosure practices subject to scrutiny by securities regulators. The Company’s news releases should contain enough detail to enable the media and investors to understand the substance and importance of the change the Company is disclosing. The Company must avoid including unnecessary details, exaggerated reports or promotional commentary.

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(b)	Confidentiality of Material Changes

Securities legislation permits the Company to delay disclosure of a material change and to keep it confidential temporarily where immediate release of the information would be unduly detrimental to the Company’s interests. For example, where immediate disclosure might interfere with the Company’s pursuit of a specific objective or strategy, with ongoing negotiations, or with its ability to complete a transaction. If the harm to the Company’s business from disclosing outweighs the general benefit to the market of immediate disclosure, withholding disclosure may be justified. In such cases, the Company may withhold public disclosure, but it must make a confidential filing with the securities commission. Certain jurisdictions also require the Company to renew the confidential filing every 10 days should it want to continue to keep the information confidential. Companies are discouraged from delaying disclosure for a lengthy period of time as it becomes less likely that confidentiality can be maintained beyond the short term. At all times, the Company must comply with securities regulations pertaining to delayed disclosure of material information.

(c)	Maintaining Confidentiality of Material Changes

Where disclosure of a material change is delayed, the Company must maintain complete confidentiality. During the period before a material change is disclosed, market activity in the Company’s securities will be carefully monitored. Any unusual market activity may mean that news of the matter has been leaked and that certain persons are taking advantage of it. If the confidential material change, or rumours about it, have leaked or appear to be impacting the share price, the Company will take immediate steps to ensure that a full public announcement is made. This would include contacting the applicable stock exchange and asking that trading be halted pending the issuance of a news release.

Where a material change is being kept confidential, the Company is under a duty to make sure that persons with knowledge of the material change have not made use of such information in purchasing or selling its securities. Such information should not be disclosed to any person or company, except in the necessary course of business.

9.	Material Information

The Company is also required by securities laws and stock exchange rules to immediately disclose “material information” via news release. Material information is any information relating to the business and affairs of the Company that results in, or would reasonably be expected to result in, a significant change in the market price or value of any of the Company’s listed securities.

In making materiality judgements, it is necessary to take into account a number of factors that cannot be captured in a simple bright-line standard or test. These include the nature of the information itself, the volatility of the Company’s securities and prevailing market conditions. The materiality of a particular event or piece of information may vary between companies according to their size, the nature of their operations and many other factors. An event that is “significant” or “major” for a smaller company may not be material to a larger company. The Company should avoid taking an overly technical approach to determining materiality. Under volatile market conditions, apparently insignificant variances between earnings projections and actual results can have a significant impact on share price once released. For example, information regarding the Company’s ability to meet consensus earnings published by securities analysts should not be selectively disclosed before general public release.

The Company will monitor the market’s reaction to information that is publicly disclosed. Ongoing monitoring and assessment of market reaction to different disclosure will be helpful when making materiality judgements in the future. As a guiding principle, if there is any doubt about whether particular information is material, the Company will err on the side of materiality and release information publicly.

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Examples of the types of events or information which may be material are set out in Schedule 1 hereto. This list is not exhaustive and is not a substitute for the Disclosure Committee exercising its own judgment in making materiality determinations.

In complying with the requirement to immediately disclose all material information under applicable laws and stock exchange rules, the Company will adhere to the following additional basic disclosure principles:

(a)	material information will be publicly disclosed immediately via news release;

(b)

in certain circumstances, the Disclosure Committee may determine that such disclosure would be unduly detrimental to the Company (for example, if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the Disclosure Committee determines it is appropriate to publicly disclose and, in these circumstances, the Disclosure Committee will cause a confidential material change report to be filed with the applicable securities regulators, and will periodically (at least every 10 days) review its decision to keep the information confidential;

(c)	disclosure must include any information the omission of which would make the rest of the disclosure misleading (half truths are misleading);

(d)	unfavourable material information must be disclosed as promptly and completely as favourable information;

(e)

there must be no selective disclosure and previously undisclosed material information must not be disclosed to selected individuals (for example, in an investor meeting or during a telephone conversation with an analyst); if previously undisclosed material information is inadvertently disclosed, this information must be broadly disclosed immediately via news release;

(f)	disclosure should be consistent among all audiences, including the investment community, the media, customers and employees;

(g)	disclosure on the Company’s website alone does not constitute adequate disclosure of material information; and

(h)	disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was given.

10.	Maintaining Confidentiality

Any employee privy to confidential information is prohibited from communicating such information to anyone else, unless it is necessary to do so in the course of business. Company Personnel must make efforts to limit access to confidential information to only those who need to know the confidential information and those persons need to be advised that the information is to be kept confidential.

Outside parties privy to undisclosed material information concerning the Company will be told that they must not divulge this information to anyone else, other than in the necessary course of business and that they may not trade in the Company’s securities until the information is publicly disclosed. Such outside parties will confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

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To prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times:

(a)

documents and files containing confidential information should be kept in a safe place, with access restricted to individuals who “need to know” that information in the necessary course of business and code names should be used if necessary;

(b)	confidential matters should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis;

(c)	confidential matters should not be discussed on cell phones or other wireless devices;

(d)	confidential documents should not be read or displayed in public places and should not be discarded where others can retrieve them;

(e)	employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office;

(f)

transmission of documents by electronic means, such as by fax, email or directly from 1 computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions;

(g)

unnecessary copying of confidential documents should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded and extra copies of confidential documents should be shredded or otherwise destroyed; and

(h)	access to confidential electronic data should be restricted through the use of passwords.

Communication by email leaves a physical track of its passage that may be subject to later decryption attempts. Caution should be exercised whenever confidential material information is to be transmitted over the Internet.

11.	News Releases

News releases will be disseminated through an approved news wire service that provides simultaneous national distribution. Full-text news releases will be transmitted to all stock exchange members, relevant regulatory bodies, major business wires, national financial media, and the local media in areas where the Company has its headquarters and operations. News releases will be posted on the Company’s website immediately after confirmation of dissemination over the news wire. The website will include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent disclosures.

If the stock exchange upon which shares of the Company are listed is open for trading at the time of a proposed announcement, prior notice of a news release announcing material information must be provided to its market surveillance division to enable a trading halt, if deemed necessary by the stock exchange. If a news release announcing material information is issued outside of trading hours, the exchange must be notified promptly and in any event before the market reopens.

All news releases will include appropriate cautionary language regarding any forward-looking information and direct participants to publicly available documents containing the assumptions, sensitivities and a full discussion of the risks and uncertainties applicable to the news.

12.	Analyst Calls and Industry Conferences

Analyst conference calls and industry conferences are to be held in an open manner, allowing any interested party to listen either by telephone and/or through a webcast. This will help to reduce the risk of selective disclosure.

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Where determined by the Disclosure Committee, conference calls will be held for quarterly earnings and major corporate developments. These calls will be accessible simultaneously to all interested parties, by telephone, listen-only mode by telephone or via a webcast over the Internet. A call will be preceded by a news release containing all relevant material information.

The Company will provide advance notice of the conference call and webcast by issuing a news release announcing the date, time and topic and providing information on how interested parties may access the call and webcast. These details will be provided on the Company’s website. In addition, the Company may send invitations to analysts, institutional investors, the media and others. Any non-material supplemental information provided to participants will also be posted to the website for others to view. At the beginning of the call, a Company spokesperson will provide appropriate cautionary language regarding any forward-looking information and direct participants to publicly available documents containing the assumptions, sensitivities and a full discussion of the risks and uncertainties applicable to the news.

Company officials should meet before an analyst conference call, private analyst meeting or industry conference. Where practical, statements and responses to anticipated questions should be scripted in advance and reviewed by the appropriate people within the Company. Scripting will help to identify any material corporate information that may need to be publicly disclosed through a news release.

Detailed records and/or transcripts of any conference call, meeting or industry conference will be kept. These should be reviewed to determine whether any unintentional selective disclosure has occurred. If so, the Company will take immediate steps to ensure that a full public announcement is made, including contacting the appropriate stock exchange and asking that trading be halted pending the issuance of a news release.

13.	Reviewing Analyst Reports

The Company has established a policy for reviewing analyst reports or commentary from the public at large. There is a serious risk of violating the tipping prohibition if the Company expresses comfort with or provides guidance on an analyst’s report, earnings model or earnings estimates. There is also a risk of selectively disclosing material non-financial information in the course of reviewing an analyst’s report. As a result, the Company does not permit the review of analyst reports or commentary from the public at large.

14.	Forecasts, Forward-Looking Information and Updates

The Company must ensure that it has a reasonable basis for making forward-looking statements and must include with such statements appropriate statements of risks and cautionary language. Forward-looking statements may be misleading when they are unreasonably optimistic or aggressive, lack objectivity or are not adequately explained. Any forward-looking statement (whether written or oral) must contain:

(a)	a statement that the information is forward-looking;

(b)	the factors that could cause actual results to differ materially from the forward-looking statement; and

(c)	a description of the factors or assumptions that were used in making the forward-looking statement.

Full and clear disclosure of these matters greatly reduces the risk that reasonably-based forward-looking statements will be misleading. Disclosure might include a range of reasonably possible outcomes, a sensitivity analysis, or other qualitative information that helps to explain the related risks.

This disclosure should go beyond mere boilerplate. The Company’s warnings should be substantive and tailored to the specific future estimates or opinions that are being forecast. The Company should also identify and quantify the risks.

When making voluntary forward-looking statements, the Company will clearly indicate what its practice is for updating those statements. Updating forward-looking information in light of subsequent developments is a good practice that can enhance the Company’s credibility with analysts and investors. The Company will disclose its practice at the time it makes any forward-looking statement and adhere to it consistently.

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15.	Private Briefings with Analysts, Institutional Investors and Other Market Professionals

Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered material non-public information. If the Company intends to announce material information at an analyst or shareholder meeting or a press conference or conference call, the announcement must be preceded by a news release.

The Company recognizes that meetings with analysts and significant investors are an important element of its investor relations program. The Company will meet with analysts and investors individually or in small groups as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this Policy. All analysts will receive fair treatment regardless of whether they are recommending buying or selling the Company’s securities.

The Company has a policy of providing only non-material information and publicly disclosed information to analysts. The Company should not disclose significant data, and in particular financial information such as sales and profit figures, to analysts, institutional investors and other market professionals selectively rather than to the market as a whole. Earnings forecasts are in the same category.

The Company cannot make material information immaterial simply by breaking the information into seemingly non-material pieces. At the same time, the Company is not prohibited from disclosing non-material information to analysts, even if these pieces help the analyst complete a “mosaic” of information that, taken together, is material undisclosed information about the Company.

The Company will provide the same sort of detailed, non-material information to individual investors or reporters that it has provided to analysts and institutional investors and may post this information on its website. Spokespersons will keep notes of telephone conversations with analysts and investors and where practicable more than one Company representative will be present at all individual and group meetings. A debriefing will be held after these meetings and if it is determined that selective disclosure of previously undisclosed material information has occurred, the Company will immediately disclose the information broadly via news release.

16.	Providing Earnings Guidance

The Company will try to ensure, through it regular public dissemination of quantitative and qualitative information, that analysts’ estimates are in line with the Company’s expectations. The Company will not confirm, or attempt to influence, an analyst’s opinions or conclusions and will not express comfort with analysts’ financial models and earnings estimates. If the Company has determined that it will be reporting results materially below or above publicly held expectations, it may decide to disclose this information in a news release to enable discussion without risk of selective disclosure.

17.	Quiet Periods

The Company observes a quarterly quiet period, during which no earnings guidance or comments with respect to the current quarter’s operations or expected results will be provided to analysts, investors or other market professionals.

The Company does not need to stop all communications with analysts or investors during the quiet period. However, communications should be limited to responding to inquiries concerning publicly available or non-material information.

18.	Unintentional Selective Disclosures

Securities legislation in Canada does not provide a safe harbour, which allows companies to correct an unintentional selective disclosure of material information. If the Company makes an unintentional selective disclosure it should take immediate steps to ensure that a full public announcement is made. This includes contacting the applicable stock exchange and requesting that trading be halted pending the issuance of a news release. Pending the public release of the material information, the Company should also tell those parties who have knowledge of the information that the information is material and that it has not been generally disclosed.

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19.	Electronic Communications

The Policy also applies to electronic communications. Accordingly, officers and personnel responsible for written and oral public disclosures are also responsible for electronic communications.

The Disclosure Committee will be responsible for maintaining the Company’s website. The website should be up to date and accurate. All material information will be dated when it is posted or modified. Outdated information will be moved to an archive. Archiving will allow the public to continue accessing information that may have historical or other value even though it is no longer current. The Disclosure Committee will establish minimum retention periods for information that is posted to and archived on the Company’s website. Retention periods may vary depending on the kind of information posted. On the website, the Company will explain how the website is set up and maintained. Posting material information on the Company’s website is not acceptable as the sole means of satisfying legal requirements to “generally disclose” information.

The Company will use current technology to improve investor access to the Company’s information. The Company will concurrently post to the website all documents that the Company files on SEDAR. The Company will also post on the investor relations part of the website all supplemental information that it gives to analysts, institutional investors and other market professionals. This includes data books, fact sheets, slides of investor presentations and other materials distributed at analyst or industry presentations. When Company representatives make a presentation at an industry-sponsored conference, they should try to have their presentation and “question and answer” session webcast.

If the Company’s website allows viewers to send it email messages, the risk of selective disclosure should be considered prior to responding. The CIO will be responsible for responses to electronic inquiries. Only public information or information that could otherwise be disclosed in accordance with this Policy shall be used to respond to electronic inquiries.

20.	Chat Rooms, Bulletin Boards and Emails

No one should participate in, host or link to chat rooms or bulletin boards. Employees are prohibited from discussing corporate matters in these forums. This prohibition is intended to protect the Company from the liability that could arise from the well-intentioned, but sporadic, efforts of employees to correct rumours or defend the Company. Employees should report to the Chief Financial Officer any discussion pertaining to the Company, which they find on the Internet.

21.	Handling Rumours

The Company has adopted a “no comment” policy with respect to market rumours and this policy must be applied consistently. Otherwise, an inconsistent response may be interpreted as “tipping”. The Company may be required by a stock exchange to make a clarifying statement where trading in the Company’s securities appears to be heavily influenced by rumours. If material information has been leaked and appears to be affecting trading activity in the Company’s securities, the Company will take immediate steps to ensure that a full public announcement is made. This includes contacting the applicable stock exchange and asking that trading be halted pending the issuance of a news release.

The Company does not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. The Company’s spokespersons will respond consistently to any rumours, saying, “It is our policy not to comment on market rumours or speculation.”

Should the applicable stock exchange request that the Company make a definitive statement in response to a market rumour that is causing significant volatility in the stock, the Disclosure Committee will consider the matter and decide whether to make a policy exception. If the rumour is true in whole or in part, this may be evidence of a leak, and the Company will immediately issue a news release disclosing the relevant material information.

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22.	Communication and Enforcement

The Policy applies to all Company Personnel. New Company Personnel will be provided with a copy of the Policy and educated about its importance. The Policy will be posted on the Company’s internal website and changes will be communicated to all employees.

Any employee who violates the Policy may face disciplinary action up to and including termination of employment with the Company without notice. The violation of the Policy may also violate certain securities laws, which could expose Company Personnel to personal liability. If it appears that an employee may have violated such securities laws, the Company may refer the matter to the appropriate regulatory authorities, which could lead to fines or other penalties.

23.	Enquiries

All enquiries or questions regarding this Policy should be directed to the CIO who will report to the Disclosure Committee.

24.	Black out Periods and Insider Trading Policy

It is illegal for anyone with knowledge of material information affecting a public company that has not been publicly disclosed to purchase or sell securities of that company. It is also illegal for anyone to inform any other person of material non-public information, except in the necessary course of business. Therefore, insiders and employees with knowledge of confidential or material information about the Company or counter-parties in negotiations of material transactions are prohibited from trading securities of the Company or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated.

Insiders are personally responsible for filing accurate and timely insider trading reports. Insiders are required to provide a copy of all insider reports to the Corporate Secretary or other designated person concurrent with their filing to regulatory authorities.

Quarterly trading black out periods will apply to all employees during periods when financial statements are being prepared but results have not yet been publicly disclosed.

Black out periods may also be prescribed from time to time by the Disclosure Committee as a result of special circumstances relating to the Company when insiders would be precluded from trading in its securities. The black out should cover all parties with knowledge of such special circumstances. These parties may include external advisors such as legal counsel, investment bankers, investor relations consultants and other professional advisors, and counter-parties in negotiations of material potential transactions.

***************************************

Approved by the Disclosure Committee

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Changes in Corporate Structure

•	Changes in share ownership that may affect control of the Company
•	Major reorganizations, amalgamations, or mergers
•	Take-over bids, issuer bids, or insider bids

Changes in Capital Structure

•	The public or private sale of additional securities
•	Planned repurchases or redemptions of securities
•	Planned splits of common shares or offerings of warrants or rights to buy shares
•	Any share consolidation, share exchange, or stock dividend
•	Changes in the Company’s dividend payments or policies
•	The possible initiation of a proxy fight
•	Material modifications to rights of security holders

Changes in Financial Results

•	A significant increase or decrease in near-term earnings prospects
•	Unexpected changes in the financial results for any periods
•	Shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs
•	Changes in the value or composition of the Company’s assets
•	Any material change in the Company’s accounting policy

Changes in Business and Operations

•	Any development that affects the Company’s resources, technology, products or markets
•	A significant change in capital investment plans or corporate objectives
•	Major labour disputes or disputes with major contractors or suppliers
•	Significant new contracts, products, patents, or services or significant losses of contracts or business
•	Significant discoveries by resource companies
•	Changes to the Board or executive management, including the departure of the Company’s CEO, CFO, COO or president (or persons in equivalent positions)
•	The commencement of, or developments in, material legal proceedings or regulatory matters
•	Waivers of corporate ethics and conduct rules for officers, directors, and other key employees
•	Any notice that reliance on a prior audit is no longer permissible
•	De-listing of the Company’s securities or their movement from 1 quotation system or exchange to another

Acquisitions and Dispositions

•	Significant acquisitions or dispositions of assets, property or joint venture interests
•	Acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in Credit Arrangements

•	The borrowing or lending of a significant amount of money
•	Any mortgaging or encumbering of the Company’s assets
•	Defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors
•	Changes in rating agency decisions
•	Significant new credit arrangements

SCHEDULE “D”

CHARTER OF THE COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS
OF
MICROMEM TECHNOLOGIES INC.

I.	Purpose

The Compensation Committee (the “Committee”) is appointed by the Board of Directors of Micromem Technologies Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to the compensation of the Company’s executive officers and directors; to provide general oversight of the Company’s compensation plans and benefits programs; and to perform the additional specific duties and responsibilities set out herein. The primary duties and responsibilities of the Committee are to:

  establish the compensation and benefits for the President and Chief Executive Officer and other executive officers of the Company;

  evaluate the performance of the President and Chief Executive Officer and other senior executive officers of the Company;

  review and recommend executive compensation, equity and retirement plans and any amendments to the same.

II.	Composition of the Committee

The Committee shall consist of three (3) directors at least two of whom must be independent. Members of the Committee shall be appointed by the Board annually, subject to removal at any time by the Board. The Board shall designate one (1) committee member as Chair of the Committee.

The Board's policy is that each Committee member shall meet the independence requirements for an independent director for an audit committee as described in Multilateral Instrument 52-110 – Audit Committees. Committee members shall have, to the extent feasible, background and experience in compensation, retirement plans or employment matters.

Annually, the Board shall determine if Committee members continue to be independent and meet applicable requirements.

III.	Operations of the Committee

The Committee shall meet at least four (4) times annually, or more frequently as circumstances dictate and as the Committee shall deem necessary. The Committee Chair shall prepare, approve and distribute to each member of the Committee an agenda in advance of each meeting. If the Chair is not present, the members of the Committee may designate a Chair by a majority vote of those present. Meetings shall be of sufficient duration and scheduled at such times as the Committee deems appropriate to discharge properly its responsibilities. A majority of the members of the Committee will be present to constitute a quorum for the transaction of the Committee’s business. The Committee may ask members of management or others to attend meetings or portions thereof and provide pertinent information as necessary. The Committee shall meet in executive session annually to review the performance of the President and Chief Executive Officer and shall present a full report to the Board annually. The Committee also may meet in executive session from time to time to discuss any other matters that it believes should be discussed without management or any employee present. The Committee shall maintain minutes of its meetings.

All decisions of the Committee shall require the affirmative vote of a majority of the directors then serving on the Committee.

Compensation for service on the Committee shall be established by the full Board based on the recommendations of the Committee.

The Committee has the authority to access any consultant of the Company, including actuaries, compensation consultants or attorneys, in order to fulfill its responsibilities. The Committee in consultation with management is authorized to retain, at the Company's expense, such compensation, legal or other consultants or experts as it may deem necessary in the performance of its duties.

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IV.	Responsibilities and Duties

	A.	Compensation

Review and recommend corporate goals and objectives relevant to the compensation of the Company's President and Chief Executive Officer and other executive officers; periodically evaluate the performance of the President and Chief Executive Officer and other executive officers in light of such goals and objectives; and determine and recommend the compensation for the President and Chief Executive Officer and other executive officers based upon these evaluations.

Periodically review the Company's general executive compensation policies and strategies and make recommendations to the Board with respect thereto, including without limitation with respect to incentive compensation plans and equity compensation plans.

Examine base, short-term and long-term compensation for executives of similar sized technology companies at a similar stage of development as the Company and benchmark such compensation to the Company's executive compensation structure.

Review and recommend (i) annual compensation strategy for Company officers and employees (ii) merit budget for officers and employees and (iii) short-term and long-term incentive plans and goals for executive officers.

Identify, in consultation with the management of the Company, performance targets for eligibility for bonuses of executive officers and recommend bonus awards, including any equity-based bonus awards, to executive officers.

Provide oversight for the administration of each of the Company's equity compensation plans.

Recommend grants of awards under equity compensation plans to key employees of the Company.

Review and recommend compensation for Board members and committee members.

Review and recommend perquisites provided to executive officers.

Review executive compensation disclosure before the Company publicly discloses this information.
	B.	Retirement Plans

Review and make recommendations regarding the Company's retirement plan strategy and recommend to the Board modifications, amendments and/or termination of qualified retirement plans.

Review and make recommendations regarding the terms of the Company's supplemental retirement plans or agreements.

Review and make recommendations regarding participation of executives in supplemental retirement plans or agreements.

C.	Severance and Change in Control

Review and make recommendations regarding the form of any agreement which provides severance to the executive officers of the Company in connection with a termination of employment following a change in control of the Company.

Review and make recommendations regarding any severance plan which provides severance to employees of the Company in connection with a termination of employment following a change in control of the Company.

D.	Employment and Other Agreements

Review and recommend any employment, retention, consulting or other compensatory agreement between the Company and any director or executive officer of the Company.

E.	Equity Ownership Guidelines

Review and recommend stock ownership guidelines for executive officers and directors.

F.	Management Succession

Annually review succession planning for the President and Chief Executive Officer and key members of executive management.

G.	Annual Report

Annually prepare a report of the Committee for inclusion in the Company's annual proxy statement in accordance with the requirements of the Ontario Securities Commission, the TSX Venture Exchange, Canadian Securities Administrators’ statements and other relevant authorities.

H.	Evaluation and Review of Charter

Review and assess annually the performance of the Committee, and report the results to the Board.

Review and assess annually the adequacy of this Charter and, if appropriate, recommend changes to the Charter to the Board.

I.	Other Responsibilities

Report to the Board of Directors on a quarterly basis on the significant results of the Committee's activities.

Perform any other activities consistent with this Charter, the Company's bylaws and applicable laws and regulations as the Committee or the Board deems necessary or appropriate.

Approved by the Compensation Committee

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